Jacob Garrison


CARNIVAL
DOGS
BREWING CO.

Co-Founder & Head Brewer – Carnival Dogs Brewing Co.

Summary

Founder and future Head Brewer of Carnival Dogs Brewing Co., Jacob brings over 15 years of hospitality leadership and brewing passion to the venture. With hands-on experience managing high-volume bars and developing creative recipes, he now leads the brewing operations at CDBC. Self-taught in beer, wine, mead, and distillation, Jacob combines precision with imagination to build a nostalgic, story-driven beer program for a pop-culture-inspired brewery in the Sarasota, Florida area.

Relevant Experience

Dockside Waterfront Grill – Sarasota, FL
Server (2021–Present)

- Stepped down from Training Manager to focus on Carnival Dogs Brewing Co.
- Maintains high hospitality standards and guest satisfaction in FOH service.

Gecko's Grill & Pub – Fruitville & Clark Rd, Sarasota, FL
Bar Manager, Assistant GM (2017–2021)

- Led bar teams at multiple locations; trained and developed staff.
- Managed inventory, scheduling, alcohol sales, and service strategy.
- Pivoted career focus to brewing during 2020 closure.

Gecko's Grill & Pub – The Landings & Clark Rd, Sarasota, FL
Training Manager, Bar Manager, MIT (2011–2017)

- Advanced from server to Manager-in-Training and Training Manager.
- Led new hire onboarding, drink menu execution, and team leadership.
- Refined leadership through mentorship under diverse GMs.

Plymouth Harbor Retirement Home – Sarasota, FL
Waiter → Team Leader (2006–2011)

- Specialized in fine dining service for residents.
- Promoted to team leader for professionalism and care.

Jeds BBQ and Grill – Toledo, OH
Busser → BarBack (2003–2005)

- First hospitality job alongside brother Tristan.
- Learned fundamentals of restaurant flow and guest service.

Early Career Highlights

- Sales Associate at OfficeMax and Office Assistant at Lexus Automotive (2005–2006)
- Organized files, supported office ops, and honed guest interaction skills.

Brewing & Fermentation Background

- Began winemaking in 2018, mead making in 2019, and distillation in late 2019 after a vineyard visit.
- Self-taught beer brewing since July 2020; developed 20+ recipes for Carnival Dogs Brewing Co.
- Leads brewing for CDBC, including system planning, ingredient sourcing, and recipe innovation.

Core Competencies

- Brewing Operations & Recipe Development
- Bar & FOH Management

- Inventory & Vendor Coordination
- Team Training & Leadership
- Guest Experience
- Entrepreneurship & Startup Management

Certifications

- ServSafe Certified (2012)
- TIPS Alcohol Training Certified (2014)

Current Venture

Co-Founder & Head Brewer - Carnival Dogs Brewing Co. (2020-Present)

- Developed brand identity and pop-culture beer lineup.
- With other founders - Filed LLC, trademarked name, built investor deck.
- Manages brewing system design, recipe creation, and operations planning.
- Spearheading a 3.5-barrel system brewery launch with brothers Tristan and Justin.

Contact Information

Email: [redacted]
Phone: [redacted]
Location: Sarasota, FL 34241